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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

July 18, 2013

VIA Hand Delivery AND EDGAR

Stacie Gorman, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silver Eagle Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed July 11, 2013 File No. 333-189498

Dear Ms. Gorman:

On behalf of Silver Eagle Acquisition Corp. (the “Company”), we submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 17, 2013, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed with the Commission on July 11, 2013.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1/A (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Company’s original Registration Statement on Form S-1, filed with the Commission on June 20, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Form S-1.

General

1.	Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the “Our Management Team” section starting on page 1. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: In response to the Staff’s comment, the Company has delivered to the Staff simultaneously with the submission of this letter supporting materials for quantitative and qualitative business and industry data used in the prospectus.

United States Securities and Exchange Commission July 18, 2013 Page 2

2.	We note your response to comment 7 of our comment letter dated July 9, 2013 and the related revisions throughout your registration statement. Please ensure that you consistently indicate throughout the registration statement that, of the proceeds of the offering and the sale of private placement warrants, $250 million will be held in the trust account and that $6,750,000, or $7,500,000 if the underwriter’s over-allotment option is exercised, will remain outside of the trust and will be used to pay the expenses of the offering. For example only, we note that on the cover page, you state: “Of the proceeds we receive from this offering and the sale of the private placement warrants … $250.0 million … will be deposited into a trust account.” On page 54, you refer to the “net proceeds of this offering together with the funds [you] receive from the sale of the private placement warrants (all of which will be deposited into the trust account).” Further, on page 88, you indicate that “[a]pproximately $250,000,000, which includes the net proceeds of the offering and $6,750,000 of net proceeds from the sale of the private placement warrants . . . ” will be held in escrow. Please revise your disclosure as appropriate or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 54 and 88, and throughout the registration statement to indicate that, of the proceeds of the offering and the sale of the private placement warrants, $250 million, or $287 million if the over-allotment option is exercised in full, will be held in the trust account.

3.	Please revise your disclosure regarding the exercise of warrants so that it is consistent throughout your registration statement or advise. For example only, we note on page 8 that you disclose that only an even number of warrants can be exercised at any given time. However, on page 116, you include disclosure regarding the circumstance where, “upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share.”

Response: In response to the Staff’s comment, the Company has revised the disclosure and the Warrant Agreement to consistently indicate that no fractional shares will be issued upon exercise of a warrant and that if, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

United States Securities and Exchange Commission July 18, 2013 Page 3

4.	We note that you may purchase shares from stockholders in privately negotiated transactions from funds released from the trust account upon completion of your initial business combination. Please add a section to discuss how you will determine which shares to purchase in these transactions and explain why these shareholders would receive a premium, as discussed on page 28. Further, please advise how these transactions are distinct from redeeming shares from shareholders that elect redemption.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised this disclosure throughout the registration statement to remove the disclosure that the Company may purchase shares from stockholders in privately negotiated transaction from funds released from the trust account upon completion of the Company’s initial business combination. The Company respectfully advises that this disclosure was originally inserted in registration statements for SPAC offerings prior to 2010 when the certificate of incorporation of most SPACs provided that no business combination could be consummated if more than a specified percentage of public shares were submitted for redemption (often between 20% and 40%). In addition, most pre-2010 SPACs required public stockholders who sought to redeem their shares to vote against the business combination. As a result, if more than the maximum number of shares were submitted for redemption or voted against the business combination, the SPAC might enter into forward contracts with some of those shareholders so that they would withdraw their redemption requests and vote their shares in favor of the business combination, and sell their shares back to the SPAC immediately following the business combination using cash released from the trust account. In contrast, the Company has no maximum threshold for redemptions in its charter, and its public stockholders will be permitted to redeem their shares for a pro rata portion of the trust account whether or not they vote in favor of an initial business combination. Accordingly, the Company does not expect that it would have the need to enter into forward contracts to purchase shares in privately negotiated transactions in connection with the initial business combination and therefore has removed the provisions allowing the Company to purchase shares from stockholders in privately negotiated transactions from funds released from the trust account upon completion of the initial business combination.

Summary, page 1

Founder Shares, page 10

5.	We note your response to comment 3 of our comment letter dated July 9, 2013. Please revise your disclosure to clarify how it was determined that 10,000,000 founder shares were worth $25,000.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 65 to clarify how it was determined that 10,000,000 founder shares were worth $25,000. The number of founder shares was originally issued was based on the initial expectation that the total offering size would be 40,000,000 shares, and therefore that such founder shares would represent 20% of the outstanding shares after the offering. Thereafter, the size of the offering was reduced to 25,000,000 shares, and the sponsor and Mr. Miller returned to the Company for cancellation at no cost 2,812,500 shares.

United States Securities and Exchange Commission July 18, 2013 Page 4

6.	We note your disclosure indicates that, on July 10, 2013, your sponsor and Mr. Miller transferred an aggregate of 70,000 founder shares to James M. McNamara and Ernest Del. Please revise your disclosure to clarify the amount of shares transferred by and the amount of shares purchased by each party. In addition, please disclose the consideration that each of Mr. McNamara and Mr. Del paid in exchange for these shares. Please disclose the exemption relied upon for the transfer. Please make similar revisions to your disclosure in your related party transaction section and to Item 15 in Part II.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that the sponsor and Mr. Miller transferred 35,000 founder shares on a pro rata basis to each of Mr. McNamara and Mr. Del, each of whom paid a purchase price of $175 for their respective shares, which was the same price per share originally paid by the sponsor and Mr. Miller. The Company also disclosed that the transfer of these shares was made in reliance on the so-called “Section 4(1)-½” exemption from registration under the Securities Act of 1933, as amended. The Company has made similar revisions to the disclosure in its related party transaction section and to Item 15 in Part II.

7.	We note your disclosure that 937,500 shares will be subject to forfeiture by your initial stockholders depending on the extent to which the underwriters’ over-allotment option is exercised. Please revise your disclosure to explain whether any of the founder shares held by Mr. McNamara and Mr. Del are subject to forfeiture, and if so, please disclose the number of shares held by each holder of founder shares that are subject to forfeiture. We also note that the initial stockholders will forfeit their founder earnout shares on a pro rata basis according to the percentage of founder earnout shares held by such initial stockholder. Please revise your disclosure to indicate that number of founder earnout shares that are owned by each of your initial stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain that 25% of the founder shares held by each initial stockholder (including the independent directors) are founder earnout shares that are subject to forfeiture, and to clarify that each initial stockholder will forfeit a number of founder earnout shares equal to its pro rata portion of the total founder earnout shares held by all initial stockholders. The Company has also revised its disclosure to clarify that only the sponsor’s and Mr. Miller’s shares will be subject (on a pro rata basis) to forfeiture if the underwriters’ over-allotment option is not exercised.

United States Securities and Exchange Commission July 18, 2013 Page 5

Proceeds to be held in trust account, page 13

8.	We note your response to comment 8 of our comment letter dated July 9, 2013. We note your disclosure in your response and in this section that you may withdraw interest to pay taxes. However, you also state that your amended and restated certificate of incorporation “provides that none of the funds held in the trust account (including the interest earned on the funds held in the account) will be released” until you have completed the business combination or redeemed all of the shares if you cannot complete the business combination. Please revise your disclosure, as appropriate, to address this discrepancy. Additionally, please revise your disclosure to clarify that the interest you expect to receive on the amount held in trust will not be sufficient to cover your anticipated taxes, and therefore, the value per share held in trust will be reduced below $10.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the first part of the sentence quoted in the Staff’s comment reflects the two exceptions to the general rule that no amounts may be withdrawn from the trust account, i.e. the withdrawal of interest to pay income taxes, if any, and a one-time release of amounts necessary to pay Delaware franchise taxes on a timely basis. In addition, the Company has revised the disclosure to remove the parenthetical “(including interest earned on the funds held in the trust account)”, which may have been confusing. The Company has also revised its amended and restated certificate of incorporation to include a provision in Section 9.1(b) which states: “Except for the withdrawal of interest to pay income taxes, if any, and a one-time release of amounts necessary to pay Delaware franchise taxes on a timely basis, none of the funds held in the Trust Account may be released from the Trust Account until the earlier of…” the completion of a business combination or redemption of the Company’s public shares. In addition, in response to the Staff’s comment, the Company has revised the disclosure to clarify that it does not expect that the interest it will receive on the amounts held in trust will be sufficient to cover the anticipated franchise taxes and, as such, upon the withdrawal of amounts to pay franchise taxes, the value per share held in trust will be reduced to approximately $9.99 per share.

Capitalization, page 61

9.	We note you disclose in the common stock row of your table that you have “7,187,500 shares issued and outstanding” and that you have “31,250,000 shares issued and outstanding, as adjusted.” Please revise your disclosure to clarify what these amounts represent.

Response: In response to the Staff’s comment, the Company has revised the table on page 60.

United States Securities and Exchange Commission July 18, 2013 Page 6

Related Party Transactions, page 66

10.	We note your response to comment 11 of our comment letter dated July 9, 2013. We note that your disclosure on page 66 indicates that “Mr. Miller and Mr. McNamara previously served as independent directors of Global Eagle Acquisition, a company founded by your sponsor.” We also note your disclosure on page 1 that “Mssrs. Sloan, Sagansky and Graf founded Global Eagle Acquisition Corp.” Please revise your disclosure on page 66 to clarify that Global Eagle Acquisition was also founded by Mr. Sloan, Mr. Sagansky and Mr. Graf or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 to clarify that Global Eagle Acquisition was also founded by Mr. Sloan, Mr. Sagansky and Mr. Graf.

Facilities, page 92

11.	We note your response to comment 12 of our comment letter dated July 9, 2013. We also note your disclosure on page 66 that you will reimburse your sponsor “for office space, secretarial and administrative services provided to members of [y]our management team . . . in any amount not to exceed $10,000 per month in the event such space and/or services are utilized.” Please revise your disclosure on page 92 to explain whether the office space leased is the same space as that provided by your sponsor or whether this is additional space.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 to explain that the Company leases its office space from a third party. The Company respectfully advises the Staff that it does not currently utilize any services from the sponsor that would require any reimbursement payments to be made. In the event that the Company does utilize such services, it will reimburse the sponsor no more than $10,000 per month for such services, as described in the registration statement.

Conflicts of Interest, page 99

12.	We note your tabular disclosure regarding the entities to which your executive officers and directors currently have fiduciary duties. Please ensure that this disclosure is complete and consistent with the biographies of your management that you have disclosed beginning on page 94. For example only, we note that, according to the biographies, both Mr. Sagansky and Mr. Graf have existing relationships with Global Eagle Entertainment Inc. and Mr. McNamara has an existing relationship with both Cinelatino, Inc. and Pantelion Films.

Response: In response to the Staff’s comment, the Company has revised the tabular disclosure on page 100 regarding the entities to which its executive officers currently have fiduciary duties so that it is complete and consistent with the biographies of its management.

Principal Stockholders, page 103

13.	Please revise the table to reflect that Global Eagle Acquisition LLC owns the shares and that Messrs. Sloan and Sagansky share voting and dispositive control over the shares held by the sponsor, instead of listing the shares for each individually.

Response: In response to the Staff’s comment, the Company has revised the table and footnotes on page 104 to reflect that Global Eagle Acquisition LLC owns the shares and that Messrs. Sloan and Sagansky share voting and dispositive control over the shares held by Global Eagle Acquisition LLC.

United States Securities and Exchange Commission July 18, 2013 Page 7

14.	We note your disclosure that the table assumes that the underwriters do not exercise their over-allotment option and that your initial shareholders will forfeit 937,500 shares. To the extent your initial shareholders will not forfeit the 937,500 share prior to the offering, please revise your disclosure to also indicate the number of shares beneficially owned by the individuals in the table and the percentages of outstanding common stock in the table prior to the offering to include the shares subject to forfeiture.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 to indicate the number of shares beneficially owned by the individuals in the table and the percentages of outstanding common stock in the table prior to the offering to include the shares subject to forfeiture if the underwriter’s over-allotment option is not exercised.

Compensation Committee Interlocks and Insider Participation, page 99

15.	We note your disclosure that “[n]one of [y]our executive officers currently serves, or in the past year has served, as a member of the board of directors . . . of any entity that has one or more executive officers serving on [y]our board of directors.” However, we also note your disclosure regarding the business experiences of your directors, director nominees and executive officers starting on page 94, which indicates that Mr. Sloan, your chairman and chief executive officer, served as the chairman and chief executive officer of Global Eagle Acquisition Corporation within the past year. Please refer to the instruction to Item 407(e)(4) of Regulation S-K. Please revise your disclosure as appropriate or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 to indicate that Mr. Sloan, the Company’s Chairman and Chief Executive Officer, and Mr. Sagansky, the Company’s President, currently serve as members of the compensation committee of Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.), and that in the past year, Mr. Sloan served as Chairman and Chief Executive Officer, and Mr. Sagansky served as President, of Global Eagle Acquisition Corp.

Securities Eligible for Future Sale, page 119

16.	We note you state that there will be 13,500,000 shares and 13,500,000 private placement warrants that will be restricted. It appears that there are 7,187,500 shares that are currently outstanding that would be restricted. Please advise or revise as appropriate.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 121 to correct the number of outstanding founder shares after the offering (6,250,000 shares if the underwriters’ over-allotment is not exercised and 7,187,500 shares of the underwriters’ over-allotment option is exercised in full).

United States Securities and Exchange Commission July 18, 2013 Page 8

The Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein
Joel L. Rubinstein

cc:	James A. Graf, Chief Financial Officer
Kevin Woody, Branch Chief
Beth Frohlichstein, Attorney-Advisor
Jennifer Monick, Senior Staff Accountant